                                                                      Exhibit 12

Dominion Resources Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)

                                                                                Years Ended
                                                          ---------------------------------------------------------
                                             12 Months
                                               Ended        2002      2001 (b)     2000 (c)      1999        1998
                                                            ----      --------     --------      ----        ----
                                              June 30,
                                              2003 (a)
Earnings, as defined:
     Earnings before income taxes and
     minority interests in consolidated
     subsidiaries                              $ 2,091    $ 2,043     $   914       $   600     $   829     $   887

     Distributed income from
     unconsolidated investees, less equity
     in earnings                                    17         24          33             6

     Fixed charges included in the
     determination of net income                   987        975       1,026         1,042         583         656
                                               -------    -------     -------       -------     -------     -------
         Total earnings, as defined            $ 3,095    $ 3,042     $ 1,973       $ 1,648     $ 1,412     $ 1,543
                                               =======    =======     =======       =======     =======     =======

     Fixed charges, as defined:
         Interest charges                      $ 1,062    $ 1,051     $ 1,063       $ 1,039     $   592     $   670
         Rental interest factor                     31         27          19            18           8           6
                                               -------    -------     -------       -------     -------     -------
         Total fixed charges, as defined       $ 1,093    $ 1,078     $ 1,082       $ 1,057     $   600     $   676
                                               =======    =======     =======       =======     =======     =======

Ratio of Earnings to Fixed Charges                2.83       2.82        1.82          1.56        2.35        2.28



(a) Earnings for the twelve months ended June 30, 2003 include a $13 million write-down of Dominion Capital, Inc. assets, $21 million for severance costs related to workforce reductions, a $39 million impairment of certain assets held for sale, and $101 million related to the cost of refinancings and impairments at Dominion Fiber Ventures, LLC. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended March 31, 2003.

(b) Earnings for the twelve months ended December 31, 2001 include $220 million related to the cost of the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a $40 million loss associated with the divestiture of Saxon Capital Inc., a $281 million write-down of Dominion Capital, Inc. assets, $151 million charge associated with Dominion's estimated Enron-related exposure, and $105 million associated with a senior management restructuring initiative and related costs. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2001.

(c) Earnings for the twelve months ended December 31, 2000 include $579 million in restructuring and other acquisition-related costs resulting from the CNG acquisition and a write-down at Dominion Capital, Inc. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2000.